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SEC FILE NUMBER
8-67693

ANNUAL REPORTS
FORM X-17A-5
PART III A

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Intellivest Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1540 Chase Court
(No. and Street)

Riverdale	GA	30296
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dan Kolber	(678) 595 - 9745	dkolber@intellivestsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

SEC Mail Processing

FEB 24 2025

Washington, DC

I, Daniel H. Kolber, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Intellivest Securities, Inc., as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President/CEO

[signature]

Notary Public

[Notary seal: KALYNNE BENNETT, NOTARY PUBLIC, FULTON COUNTY, GEORGIA]

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Intellivest Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Intellivest Securities, Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of the internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

January 31, 2025
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

INTELLIVEST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2024

ASSETS

Cash	$285,073
Other	2,930
TOTAL ASSETS	$288,003

LIABILITIES AND STOCKHOLDER'S EQUITY

TOTAL LIABILITIES	0	
STOCKHOLDER'S EQUITY		
Common stock ($1 par, 200 shares Authorized, 100 shares issued and Outstanding)		100
Paid-in capital		261,818
Retained earnings		26,085
TOTAL STOCKHOLDER'S EQUITY		288,003
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY		$288,003

See accompanying notes.

INTELLIVEST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Intellivest Securities, Inc. (the "Company") was incorporated under the laws of the State of Georgia in December 1990, under the name of Atlanta 1996 Advisory Group, Ltd. The Company was granted a name change to Intellivest Securities, Inc. in July 2005. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company's primary business is investment banking services. The Company operates from offices located in Riverdale, Georgia, and its customers are located throughout the United States.

The Company does not maintain customer accounts.

Accounting Policies and Use of Estimates

The Company maintains its accounting records on the accrual basis and follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk arising from Cash Deposits in Excess of Insured Limits

The Company maintains its cash balance at a high credit quality financial institution which at times may exceed federal insured limits. The Company has not experienced any losses in the account and believes it is not exposed to any significant risks on cash.

Revenue Recognition

The Company recognizes revenue from contracts with customers pursuant to FASB Accounting Standards Codification 606 Revenue from Contracts with Customers (ASC 606). The core principal of ASC 606 is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;

- Allocation of the transaction price to the identified performance obligation (s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified in accordance with this standard.

Accounts Receivable

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends.

NOTE B - RELATED PARTY TRANSACTIONS

During July 2007, the Company entered into a Lease and Administrative Services Agreement with the sole stockholder of the Company for office space. There were no payments made under this agreement during the year ended December 31, 2024 as the value of the office premises provided was considered de minimis.

During the year ended December 31, 2024, the Company's sole stockholder assumed a liability of the Company in the amount of $155,758 which was recorded as a contribution by the Company.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these transactions did not exist.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, (Rule 15c3-1) which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company's net capital was $285,073 which was $280,073 above its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.00 to 1.00 at December 31, 2024.

NOTE D - INCOME TAXES

The Company is a C corporation for tax purposes and is subject to income tax under the appropriate sections of the Internal Revenue Code and various sections of the state income tax statutes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated

each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company records deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities, which are measured using the enacted tax rates and laws in effect when the differences are expected to be reversed.

The provision for income taxes is recorded as the current tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The provision for income taxes consists of the following components:

Current income tax expense	-
Deferred income tax benefits	-
Total Provision for Income Taxes	-

As of December 31, 2024, the Company has a net operating loss carryforward for income tax purposes that may be used to reduce taxable income of future years of approximately $201,000. A deferred tax asset from the net operating loss carryforward of approximately $54,000 at December 31, 2024 has been fully reserved as there is less than a 50% probability that it will be realized.

NOTE E - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2024 as a defendant.

NOTE F - SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statements were issued.

NOTE G – CONCENTRATIONS

All of the Company's revenue recognized during 2024 pertains to one arbitration award.

NOTE H – SEGMENT REPORTING

The Company's chief operating decision maker is its President. The Company has one reportable segment: investment banking. The accounting policies of the investment banking segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for the investment banking segment and decides how to allocate resources based on the Company's net loss as is reported within the accompanying statement of operations. The measure of segment assets is reported within the accompanying statement of financial condition as total assets. The Company does not have intra-entity sales or transfers.